

INVEST IN **SOLARISLATE**

Energy Built-In

solarislate.com Salt Lake City, UT

Highlights

1. US Patent No. 12,119,780 Approved
2. UL 7103 (Solar Roof) Certification Received
3. Production and Distribution Warehouse Established in Utah
4. Inventory Purchased for First 25 Installations
5. Custom ERP/CRM Back End in Progress

Featured Investor

M

Maria Chebanova
Syndicate Lead

Follow

Invested $5,000

"As a Lead Investor in Solarislate, I am excited to support this groundbreaking solar roofing system that is poised to redefine the future of sustainable energy. Solarislate integrates advanced solar technology into a sleek, durable, and easy-to-install roofing solution, making solar adoption more accessible and cost-effective than ever before. With the increasing demand for renewable energy and energy-efficient housing, Solarislate is positioned to disrupt both the massive traditional roofing and solar industries. The team behind Solarislate combines expertise in solar engineering, materials science, sales, installations, technology, and sustainable development, ensuring a product that is not only innovative but also market-ready. I believe in Solarislate's potential to drive significant impact—both environmentally and financially. The product addresses key market challenges, including affordability, aesthetic appeal, and installation efficiency. By investing in Solarislate, we are supporting a scalable solution that can accelerate the transition to a greener future while delivering strong returns. That's why I am proud to be an early investor in Solarislate and why I encourage others to join us in backing this promising venture. I am personally well acquainted with most of the founders, and am confident that this raise will help Solarislate move forward with production, market expansion, and strategic partnerships. I believe our collective investments will not only contribute to the growth of a high-potential clean energy startup but also drive real change in how we power our homes. Let's build a more sustainable future—with Energy Built-In."

Our Team



Joseph Grant CEO

10 years working in the real estate development and commercial construction spheres. He holds a Bachelors in Management, a Masters in International Economics, and a Masters in Construction Management.



Jakob von Rosen Imig Director of Sales

Sales Manager at Solar City (acquired by Tesla) Sales at Vivint Solar Operations at Sunrun Solar Design Consulting for Major Commercial Developers Experienced in Solar Design, Sales, and Construction



Will Sahatdjian COO

Co-Founder / CTO of Taxfyle (Inc #74 Fastest Growing Companies, 2020) Lead Engineering, Design & Marketing Featured by Apple, Business Insider, Axios, Inc Magazine, Tech Crunch

Solarislate - Energy Built-In

SOLARISLATE®

ENERGY BUILT-IN



Joseph Grant, CEO
+1 (208) 355-1331
JOSEPH@SOLARISLATE.COM

Traditional solar panels are ~~ugly~~

VISUALLY INTRUSIVE



- **77%**
  of homeowners cite **aesthetic concerns** as a barrier to solar adoption
  (SEIA Consumer Insights 2023)

- **74%**
  prioritize aesthetics in home improvements
  (National Association of Home Builders, 2021)

SOLARISLATE®

ENERGY BUILT-IN

BIPV

Building Integrated Photovoltaics

SOLAR WITH BETTER AESTHETICS... FOR A PREMIUM



- Replaces conventional components such as the roof, skylights, or facades
- Eliminates raw roofing materials & reduces carbon footprint
- Eliminates problematic roof penetrations and conflicts with existing roofing systems

SOLARISLATE®

ENERGY BUILT-IN

Current BIPV solutions are ~~overpriced~~

PROHIBITIVELY EXPENSIVE


Tesla Solar Roof vs. Conventional solar and roof replacement costs
$106,573
$20,400
$19,860

$21.85

per square foot

is the **starting price** for a Tesla Solar Roof

(SolarReviews.com 2023)

SOLARISLATE



ELEVATED STYLE, GROUNDED PRICE.

ICONIC SOLAR ROOF DESIGN WITHOUT THE OVERHEAD

Slate Dark 400® Series
BUILDING INTEGRATED PHOTOVOLTAIC SYSTEM

SOLARISLATE





SOLARISLATE MODEL: SLATE PS-DARK-400

Maximum Power (Pmax)	400 W	Tolerance (%): ±5
Open-Circuit Voltage (Voc)	37.15 V	Tolerance (%): ±5
Short-Circuit Currents (Isc)	13.55 A	Tolerance (%): ±5
Voltage at Max. Power (Vmpp)		31.00 V
Current at Max. Power (Impp)		12.92 A
Max. System Voltage		1500 V
Max. Series Fuse		25 A
System Fire Class Rating (UL 790)		CLASS A
Wind Rating (UL 1897)		45 PSF*
Impact Rating (UL 2218)		CLASS 4
Mechanical Load Rating (UL 7103)		30 PSF**

Interlek 5031056

- UL 7103 CERTIFIED*
- PATENTED FRAME SYSTEM FOR SUPERIOR VENTILATION
- 2X EFFICIENCY OF TESLA AT 30% OF THE COST
- 1-DAY INSTALLATION
- AVERAGE SALE PRICE $30K

*PENDING - ALL TESTS PASSED

Slate Dark 400® Series
BUILDING INTEGRATED PHOTOVOLTAIC SYSTEM

SOLARISLATE
ENERGY BUILT-IN

U.S. MARKET

Only 4% of viable homes have solar

TAM

TOTAL ADDRESSABLE MARKET

- **$15.7B** US residential solar in 2023
- Growing at **40% CAGR** since 2019
- **700,000** homes added solar in 2022
- **2.2 million** new roofs installed annually
- Globally, BIPV is expected to be a **$3.96B** industry in 2025



$15.7B
U.S. RESIDENTIAL
$5.6B
CALIFORNIA, FLORIDA, ARIZONA
$42M
OBTAINABLE

SAM

SERVICE ADDRESSABLE MARKET

- **552,000** suitable homes in **CA, FL, AZ**
- **46%** of homeowners interested (2021)
- **$2.8B** in California alone
- **$1.86B** in Florida
- **$794M** in Arizona
- California mandates solar panels on new residential constructions under three stories since 2020

U.S. Census Bureau (2020), Pew Research Center (2021), National Renewable Energy Laboratory (2024), Grand View Research (2024)

SOLARISLATE
ENERGY BUILT-IN

LAUNCH

Engaging architects, developers, and homeowners in California

GO TO MARKET STRATEGY

- Focus on U.S. states with high solar adoption rates (California Q1 2025 and Arizona and Florida Q3 2026)
- Partner with established solar installer networks and platforms
- Provide Building Information Modeling (BIM) modules for architects & engineers
- Complimentary sales education training sessions for installers and contractors
- Revenue-sharing partnerships with roofing companies, solar equipment distributors, and home builders
- Exhibit at events like Intersolar North America and Solar Power International to showcase Solarislate to industry professionals



AUTODESK
REVIT
BIM

BIM Files enable easy integration into design software like Revit, enabling architects and engineers to specify Solarislate roof in their projects effortlessly

SEIA NABCEP energysage SolarReviews

SOLARISLATE®

TIMELINE

ACTIVITIES TO DATE & ROADMAP

1 — PRODUCT DEVELOPMENT

- FOUNDERS INVEST $400K FOR R&D AND CERTIFICATION
- TEST-HOUSE COMPLETED
- U.S. TRADEMARK & PATENT APPROVED

2 — U.S. REQUIREMENTS

- C CORP / LEGAL
- UL 7103 CERTIFICATION
- INSURANCE POLICY
- CALIFORNIA TEST HOUSE (PERMITTING CLEARED - FEB 2025)

3 — CALIFORNIA LAUNCH

- INVENTORY (80 ROOFS)
- BACK-END SOFTWARE
- FINALIZE INSTALLER PARTNERS
- EQUITY CROWDFUNDING CAMPAIGN

4 — 80 UNITS SOLD

- TARGET Q1 2026
- SCALE UP MARKETING CAMPAIGN
- TRADE SHOW DEBUT

5 — ARIZONA & FLORIDA EXPANSION

- TARGET Q3 2026
- INTERNATIONAL EXPANSION
- STRATEGIC PARTNERSHIPS WITH PANEL PROVIDERS

Slate Dark 400® Series
BUILDING INTEGRATED PHOTOVOLTAIC SYSTEM

SOLARISLATE®

REVENUE

5 YEAR FORECAST




SOLARISLATE®
MODEL: SLATE PS-DARK-400
Maximum Power (Pmax) 400 W Tolerance (%): ±5
Open-Circuit Voltage (Voc) 37.15 V Tolerance (%): ±5
Short-Circuit Currents (Isc) 13.55 A Tolerance (%): ±5
Voltage at Max. Power (Vmpp) 31.00 V
Current at Max. Power (Impp) 12.92 A
Max. System Voltage 1500 V
Max. Series Fuse 25 A
System Fire Class Rating (UL 790) CLASS A
Wind Rating (UL 1897) 45 PSF*
Impact Rating (UL 2218) CLASS 4
Mechanical Load Rating (UL 7103) 30 PSF**
Intertek 5031096


$17.5M
$15.0M
$12.5M
$10.0M
$7.5M
$5.0M
$2.5M
$0
2025
2026
2027
2028
2029

Slate Dark 400® Series
BUILDING INTEGRATED PHOTOVOLTAIC SYSTEM

SOLARISLATE
ENERGY BUILT-IN

FINANCIALS

5 YEAR FORECAST

YEAR	2025	2026	2027	2028	2029
UNITS SOLD	40	80	160	320	640
REVENUE	$ 1,000,000	$ 2,000,000	$ 4,000,000	$ 8,000,000	$ 16,000,000
MATERIALS	$ (400,000)	$ (760,000)	$ (1,360,000)	$ (2,560,000)	$ (4,480,000)
PAYROLL	$ (300,000)	$ (390,000)	$ (507,000)	$ (659,100)	$ (856,830)
INSURANCE	$ (30,000)	$ (60,000)	$ (120,000)	$ (240,000)	$ (480,000)
MARKETING	$ (100,000)	$ (200,000)	$ (400,000)	$ (800,000)	$ (1,600,000)
COMMISSION	$ (50,000)	$ (100,000)	$ (200,000)	$ (400,000)	$ (800,000)
EBITDA	**$ 120,000**	**$ 490,000**	**$ 1,413,000**	**$ 3,340,900**	**$ 7,783,170**
NET MARGIN	*12%*	*25%*	*35%*	*42%*	*49%*

SOLARISLATE
ENERGY BUILT-IN

TEAM



Joseph Grant
CHIEF EXECUTIVE OFFICER

- 8 years in Real Estate Development and Construction
- Execution of Construction Projects with Budgets in excess of $1.5B
- Masters in Construction Management and International Economics
- Oversight of Projects Across Multiple Jurisdictions with Multiple Contractors



Will Sahatdjian
CHIEF OPERATING OFFICER

- Co-Founder / CTO of Taxfyle (Inc #74 Fastest Growing Companies, 2020)
- Lead Engineering, Design & Marketing
- Acquired 13 CPA Firms Nationwide and Scaled $0-25M in ARR
- Featured by Apple, Business Insider, Axios, Inc Magazine, Tech Crunch, South Florida Business Journal



Jakob von Rosen Imig
VP OF SALES

- Sales Manager at Solar City (acquired by Tesla)
- Sales at Vivint Solar
- Operations at Sunrun
- Solar Design Consulting for Major Commercial Developers
- Experienced in Solar Design, Sales, and Construction



Mikk Kukk
ENGINEERING LEAD

- Studied Construction at Viljandi Kutseõppekeskus
- Experience in Procurement and Warehouse Operations
- Developed BIPV Solution for EU Market
- Experience as a Stringer Operator and Warehouse Manager
- Managed Construction Projects

SOLARISLATE®

ENERGY BUILT-IN



Joseph Grant, CEO
+1 (206) 395-1331
JOSEPH@SOLARISLATE.COM